1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 26, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a Special General Meeting (the "Special General Meeting") of Aluminum Corporation of China Limited (the "Company") will be held at 10:00 a.m. on Friday, 14 October 2005 at Conference Room 1204 at No. 12B Fuxing Road, Haidian District, Beijing, People's Republic of China for the purpose of considering and, if thought fit, passing with or without amendment, the following resolutions:

SPECIAL RESOLUTION

THAT in view of the change of title of 709,773,136 domestic shares of RMB1.00 each in the issued share capital of the Company held by China Cinda Asset Management Corporation into shares held by China Construction Bank Corporation, the second paragraph of Article 21 of the Articles of Association of the Company be deleted in its entirety and replaced to be read as follows:

"Second paragraph to Article 21:

After the foregoing issue of H Shares, the issued share capital of the Company consists of a total of 11,049,876,153 Shares. The share capital structure of the Company comprises of 7,750,010,185 Domestic Shares, representing approximately 70.13% of the Company's total issued share capital, which are held as to 4,656,261,060 Domestic Shares by Aluminum Corporation of China (a promoter), representing approximately 42.14% of the total issued share capital; as to 196,800,000 Domestic Shares by Guangxi Investment Group Co., Ltd. (a promoter), representing approximately 1.78% of the total issued share capital; as to 129,430,000 Domestic Shares by Guizhou Provincial Materials Development and Investment Corporation (a promoter), representing approximately 1.17% of the total issued share capital; as to 900,559,074 Domestic Shares by China Cinda Asset Management Corporation, representing approximately 8.15% of the total issued share capital; as to 709,773,136 Domestic Shares by China Construction Bank Co. Ltd., representing approximately 6.42% of the total issued share capital; as to 602,246,135 Domestic Shares by China Orient Asset Management Corporation, representing approximately 5.45% of the total issued share capital; and as to 554,940,780 Domestic Shares by China Development Bank, representing approximately 5.02% of the total issued share capital; and 3,299,865,968 H Shares held by investors of overseas listed foreign shares, representing approximately 29.87% of the Company's total issued share capital."

ORDINARY RESOLUTION

THAT in view of the proposed resignation of Mr. Chiu Chi Cheong, Clifton as an independent non-executive director of the Company, which shall take effect upon the conclusion of the Special General Meeting, Mr. Poon Yiu Kin be elected as an independent non-executive director of the Company with effect upon the conclusion of the Special General Meeting.

By Order of the Board of Directors of Aluminum Corporation of China Limited Xiao Yaqing Chairman and Chief Executive Officer
22 August 2005 Hong Kong

* for identification purpose only

Notes:

(A)

The H Share register of the Company will be closed from Thursday, 15 September 2005 to Friday, 14 October 2005 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose name appear on the Company's Register of Members at the close of business on Wednesday, 14 September 2005, are entitled to attend and vote at the Special General Meeting after completing the registration procedures for attending the meeting.

The address of Hong Kong Registrars Limited is as follows:

Room 1712-16
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(B)

Holders of Domestic Shares or H Shares, who intend to attend the Special General Meeting, must complete the reply slips for attending the Special General Meeting and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the Special General Meeting, i.e. no later than Sunday, 25 September 2005.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 12B Fuxing Road
Haidian District
Beijing
People's Republic of China
Postal code: 100814

	Tel:	86-10-6398 5654
86-10-6397 1690
	Fax:	86-10-6396 3874

(C)

Each holder of H Shares who has the right to attend and vote at the Special General Meeting is entitled to appoint writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(E)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such document to be valid.

(F)

Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting, Notes (C) to (D) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment, thereof in order for such documents to be valid.

(G)

If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H)		Shareholder attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

(I)

Mr. Poon Yiu Kin, aged 45, is formerly a managing director of Merrill Lynch (Asia Pacific) Ltd. Mr. Poon joined Merrill Lynch in 1987. Until his recent retirement in January 2005, Mr. Poon held various positions including co-head of the Asia-Pacific region corporate finance, head of debt capital markets for the Asia Pacific region, and head of corporate finance for Europe, the Middle East and Africa in Merrill Lynch. Mr. Poon is currently Adjunct Professor of Peking University, of Taiwan Chengchi University and of The Chinese University of Hong Kong. He is also a member of the Executive Management Committee and Honorary Treasurer of the English Schools Foundation. Mr. Poon is a member of the Advisory Committee of The Securities and Futures Commission of Hong Kong and of the Joint Committee on Student Finance under the Education and Manpower Bureau. He is also an independent non-executive director and member of the auditor committee of Yue Yuen Industrial (Holding) Limited. He holds a Master degree in Business Administration from the London Business School and a Bachelor degree in Business Administration from The Chinese University of Hong Kong.

Mr. Poon does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. The appointment of Mr. Poon will commence at the conclusion of the Special General Meeting. He will enter into a service contract with the Company and the length of service will be for three years from the date of his appointment and to expire at the conclusion of the annual general meeting of the Company for the year 2007, i.e. on or around June 2008. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders.

As at the date of this notice, the board of directors of the Company comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Joseph C. Muscari, Mr. Shi Chungui (non-executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. Kang Yi (independent non-executive Directors).

About the Company
Our contact information of this release is:

•	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
•	Telephone number: (86-10) 6397 1767
•	Website: http://www.chinalco.com.cn
•	Contact person: Liu Qiang, Company Secretary